UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.4)*

Viomi Technology Co., Ltd

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

92762J 103**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 92762J 103 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Stock Market under the symbol “VIOT.” Each ADS represents three class A ordinary shares of the issuer. No CUSIP number has been assigned to the class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Xiaoping Chen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 69,836,364. See Item 4.

	6	Shared Voting Power 1,290,614. See Item 4.

	7	Sole Dispositive Power 69,836,364. See Item 4.

	8	Shared Dispositive Power 0. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 71,126,978. See Item 4.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 34.3%. See Item 4.

12	Type of Reporting Person IN

1	Name of Reporting Person Viomi Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 69,836,364. See Item 4.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 69,836,364. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 69,836,364. See Item 4.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 33.7%. See Item 4.

12	Type of Reporting Person CO

Item 1(a).	Name of Issuer: Viomi Technology Co., Ltd (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District, Guangzhou, Guangdong, 510220, People's Republic of China

Item 2(a).	Name of Person Filing: (i) Xiaoping Chen, and (ii) Viomi Limited (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
Xiaoping Chen
c/o Wansheng Square, Rm 1302 Tower C, Xingang East Road

Haizhu District, Guangzhou, Guangdong, 510220

People's Republic of China

Viomi Limited
c/o NovaSage Incorporation (BVI) Limited of NovaSage Chambers, P.O. Box 4389

Road Town, Tortola

British Virgin Islands

Item 2(c)	Citizenship: Xiaoping Chen – People’s Republic of China Viomi Limited – British Virgin Islands
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, $0.00001 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
92762J 103

This CUSIP number applies to the American depositary shares of the Issuer, each representing three Class A ordinary shares of the Issuer. No CUSIP has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Xiaoping Chen	71,126,978	34.3%	60.5%	69,836,364	1,290,614	69,836,364	0
Viomi Limited	69,836,364	33.7%	59.9%	69,836,364	0	69,836,364	0

As of December 31, 2022, 2,200,000 Class A ordinary shares and 67,636,364 Class B ordinary shares were beneficially owned by Viomi Limited, a British Virgin Islands company wholly owned by Xiaoping Chen.

As of December 31, 2022, Xiaoping Chen beneficially owned 2,590,612 Class A ordinary shares, and 68,536,366 Class B ordinary shares, representing (i) 2,200,000 Class A ordinary shares and 67,636,364 Class B ordinary shares beneficially owned by Viomi Limited; and (ii) 900,002 Class B ordinary shares and 390,612 Class A ordinary shares in the form of ADS beneficially owned by certain employees.

Viomi Limited is wholly owned by a trust established for the benefit of Mr. Xiaoping Chen and his family. The abovementioned certain employees granted an irrevocable voting proxy for all their ordinary shares to Mr. Xiaoping Chen, and thus Mr. Xiaoping Chen has shared power to direct the voting of such shares but no power to dispose the same.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 207,394,013 ordinary shares (being the sum of 104,539,463 Class A ordinary shares (excluding 10,513,410 Class A ordinary shares that were issued to the Issuer’s depositary bank and are reserved for future grants under the Issuer’s share incentive plans and 8,523,708 Class A ordinary shares that were repurchased by the Issuer) and 102,854,550 Class B ordinary shares) of the Issuer outstanding as of December 31, 2022. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBIT

Exhibit No.	Description
A*	Joint Filing Agreement by and between the Reporting Persons, dated as of February 13, 2019

*       Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

XIAOPING CHEN

/s/ Xiaoping Chen

VIOMI LIMITED

By:	/s/ Xiaoping Chen
Name:	Xiaoping Chen
Title:	Director